SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                             For 13 September, 2006


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):








13 September 2006

 Bank of Ireland Issue StgGBP500 million Fixed/Floating Rate Perpetual Preferred
                                   Securities


Bank of Ireland announces that it has launched and priced an issue of StgGBP500 million fixed/floating rate non-voting non-cumulative perpetual preferred securities (the "securities") to be issued by a Bank subsidiary and guaranteed by the Bank. The transaction is part of Bank of Ireland's normal capital management process.

The securities are perpetual but callable on April 3, 2017, with no step-up in coupon at that point, and have been priced with a coupon of 6.4295% and issued at par. This represents a margin of 185bps over the UKT 4.75% September 2015 bond at the time of pricing. Coupons will be paid semi-annually in arrears until April 3, 2017. The securities are callable at par at the option of Bank of Ireland, subject to regulatory approval, on April 3, 2017, and on every subsequent coupon date, and if not called, the coupon resets to a floating rate equal to 150 bps over three month sterling LIBOR.

Application will be made to the Irish Stock Exchange for admission of the notes to the Official List. Stabilisation in accordance with article 9(2) of Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

Enquiries:

Brian Kealy, Head of Capital Management                        003531 - 6043526
Geraldine Deighan, Head of Investor Relations                  003531 - 6043501
Dan Loughrey, Head of Group Corporate Communications           003531 - 6043833








                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 13 September, 2006